Exhibit 99.1

Unaudited Condensed Consolidated Interim Financial Statements

(In Canadian dollars)

HUDBAY MINERALS INC.

For the three and nine months ended September 30, 2011

HUDBAY MINERALS INC.

Condensed Consolidated Balance Sheet

(Unaudited and in thousands of Canadian dollars)

	Note	Sep. 30, 2011	Dec. 31, 2010	Jan. 1, 2010
Assets
Current assets
Cash and cash equivalents		$871,089	$901,693	$886,814
Trade and other receivables		33,719	78,168	40,185
Inventories	6	95,909	115,642	125,940
Prepaid expenses and other current assets		10,822	9,994	7,990
Other financial assets	7	3,723	3,795	955
Taxes receivable		11,597	99	15,313
Assets held for sale	9	19,012	—	—

		1,045,871	1,109,391	1,077,197
Inventories	6	5,461	6,052	5,188
Prepaid expenses		1,389	1,884	—
Other financial assets	7	102,988	117,686	86,676
Intangible computer software assets		11,193	7,083	1,967
Property, plant and equipment	4, 8	1,148,369	817,558	796,669
Goodwill	4	70,340	—	—
Deferred tax assets	10b	17,155	32,406	44,609

		$2,402,766	$2,092,060	$2,012,306

Liabilities
Current liabilities
Trade and other payables		$159,652	$133,597	111,802
Taxes payable		3,175	33,088	—
Derivative liabilities		2,253	2,767	2,907
Other liabilities		17,251	56,453	42,660
Liabilities associated with assets held for sale	9	2,718	—	—

		185,049	225,905	157,369
Pension obligations		—	822	63
Other employee benefits		99,363	93,066	87,744
Provisions		133,523	112,514	81,021
Derivative liabilities		178	1,632	7,068
Deferred tax liabilities	10b	188,571	24,302	29,457

		606,684	458,241	362,722

Equity
Share capital	11b	1,020,126	642,161	656,427
Reserves		69,961	50,772	33,280
Retained earnings		702,204	931,464	958,518

Equity attributable to owners of the Company		1,792,291	1,624,397	1,648,225
Non-controlling interests	15	3,791	9,422	1,359

		1,796,082	1,633,819	1,649,584

		$2,402,766	$2,092,060	$2,012,306

Capital commitments (note 17)

HUDBAY MINERALS INC.

Condensed Consolidated Income Statement

(Unaudited and in thousands of Canadian dollars, except share and per share amounts)

		Three months ended September 30		Nine months ended September 30
	Note	2011	2010	2011	2010
Revenue	5a	$212,335	$167,778	$636,503	$596,425

Cost of sales
Depreciation and amortization	5b	27,166	27,111	78,624	94,052
Impairment loss	9	5,878	—	5,878	—
Other cost of sales		120,790	88,156	341,725	341,921

		153,834	115,267	426,227	435,973
Gross profit		58,501	52,511	210,276	160,452
Selling and administrative expenses		7,597	9,071	29,776	18,405
Exploration and evaluation		14,054	18,301	36,580	50,742
Other operating income		(463)	(403)	(3,014)	(422)
Other operating expenses	5c	3,490	3,691	8,333	11,726

Results from operating activities		33,823	21,851	138,601	80,001

Finance income	5d	(1,866)	(1,994)	(5,990)	(3,887)
Finance expenses	5d	1,836	986	5,302	3,099
Other finance (gains) losses	5d	(3,620)	443	77	(1,286)

Net finance income	5d	(3,650)	(565)	(611)	(2,074)

Profit before tax		37,473	22,416	139,212	82,075

Tax expense	10a	53,525	15,040	98,302	55,354

(Loss) profit from continuing operations		(16,052)	7,376	40,910	26,721
Loss from discontinued operations (net of taxes)		(25,031)	(9,119)	(238,784)	(13,572)

(Loss) profit for the period		(41,083)	(1,743)	(197,874)	13,149

Attributable to:
Owners of the Company		(39,505)	(1,758)	(189,628)	13,256
Non-controlling interests		(1,578)	15	(8,246)	(107)

		$(41,083)	$(1,743)	$(197,874)	$13,149

(Loss) earnings per share (note 13)
Basic		$(0.23)	$(0.01)	$(1.14)	$0.09
Diluted		(0.23)	(0.01)	(1.14)	0.09
Weighted average number of common shares outstanding:
Basic		171,905,912	148,949,050	166,490,423	151,114,563
Diluted		171,905,912	148,949,050	166,490,423	151,799,167

HUDBAY MINERALS INC.

Condensed Consolidated Statement of Comprehensive Income

(Unaudited and in thousands of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
(Loss) profit for the period	$(41,083)	$(1,743)	$(197,874)	$13,149

Other comprehensive income (loss): (note 14)
Recognized directly in equity:
Net exchange gain (loss) on translation of foreign operations	45,728	(7,015)	31,349	(4,481)
Effective portion of change in fair value of cash flow hedges	3,601	(7,237)	6,041	10,367
Change in fair value of available-for-sale financial assets	(34,126)	29,521	(46,205)	22,181
Tax effect	3,232	(1,629)	4,054	(5,819)

	18,435	13,640	(4,761)	22,248

Transferred to income statement:
Net exchange loss on translation of foreign operations	20,416	—	20,416	—
Change in fair value of cash flow hedges	(170)	(1,524)	(231)	(2,782)
Change in fair value of available-for-sale financial assets	2,546	(1,069)	2,716	(2,163)
Tax effect	(301)	685	(336)	1,152

	22,491	(1,908)	22,565	(3,793)

Other comprehensive income net of tax, for the period	40,926	11,732	17,804	18,455

Total comprehensive (loss) income for the period	$(157)	$9,989	$(180,070)	$31,604

Attributable to:
Owners of the Company	1,027	10,138	(188,064)	31,875
Non-controlling interests	(1,184)	(149)	7,994	(271)

Total comprehensive (loss) income for the period	$(157)	$9,989	$(180,070)	$31,604

HUDBAY MINERALS INC.

Condensed Consolidated Statement of Changes in Equity

(Unaudited and in thousands of Canadian dollars)

	Attributable to owners of the Company
	Share capital	Other capital reserves	Foreign currency translation reserve	Available-for-sale reserve	Hedging reserve	Retained earnings	Total	Non-controlling interest	Total equity
Balance, Jan. 1, 2010	$656,427	$26,484	$—	$11,718	$(4,922)	$958,518	$1,648,225	$1,359	$1,649,584

Total comprehensive income for the period:
Profit (loss)	—	—	—	—	—	13,256	13,256	(107)	13,149
Other comprehensive income (loss)	—	—	(4,317)	17,612	5,324	—	18,619	(164)	18,455

Total comprehensive income (loss)	—	—	(4,317)	17,612	5,324	13,256	31,875	(271)	31,604

Share repurchases	(21,147)	(3,399)	—	—	—	(35,763)	(60,309)	—	(60,309)
Share issue costs	—	—	—	—	—	(188)	(188)	—	(188)
Share-based payment expense	—	1,743	—	—	—	—	1,743	—	1,743
Stock options exercised	3,029	(683)	—	—	—	—	2,346	—	2,346
Dividends paid	—	—	—	—	—	(14,901)	(14,901)	—	(14,901)
Acquisition of non-controlling interest	—	—	—	—	—	—	—	11,341	11,341

Balance, Sep. 30, 2010	638,309	24,145	(4,317)	29,330	402	920,922	1,608,791	12,429	1,621,220

Total comprehensive income for the period:
Profit (loss)	—	—	—	—	—	10,709	10,709	(2,845)	7,864
Other comprehensive (loss) income	—	—	(10,427)	14,235	(2,306)	—	1,502	(162)	1,340

Total comprehensive (loss) income	—	—	(10,427)	14,235	(2,306)	10,709	12,211	(3,007)	9,204

Share issue costs	—	—	—	—	—	(167)	(167)	—	(167)
Share based payment expense	—	658	—	—	—	—	658	—	658
Stock options exercised	3,852	(948)	—	—	—	—	2,904	—	2,904

Balance, Dec. 31, 2010	$642,161	$23,855	$(14,744)	$43,565	$(1,904)	$931,464	$1,624,397	$9,422	$1,633,819

HUDBAY MINERALS INC.

Condensed Consolidated Statement of Changes in Equity

(Unaudited and in thousands of Canadian dollars)

	Attributable to owners of the Company
	Share capital	Other capital reserves	Foreign currency translation reserve	Available-for-sale reserve	Hedging reserve	Retained earnings	Total	Non-controlling interest	Total equity
Balance, Jan. 1 2011	$642,161	$23,855	$(14,744)	$43,565	$(1,904)	$931,464	$1,624,397	$9,422	$1,633,819

Total comprehensive income for the period:
Loss	—	—	—	—	—	(189,629)	(189,629)	(8,245)	(197,874)
Other comprehensive (loss) income	—	—	51,513	(38,034)	4,073	—	17,552	252	17,804

Total comprehensive loss	—	—	51,513	(38,034)	4,073	(189,629)	(172,077)	(7,993)	(180,070)

Shares issued for acquisition	345,119	—	—	—	—	—	345,119	—	345,119
Share issue costs	(239)	—	—	—	—	—	(239)	—	(239)
Share-based payment expense	—	1,700	—	—	—	—	1,700	—	1,700
Stock options exercised	216	(63)	—	—	—	—	153	—	153
Dividends paid	—	—	—	—	—	(34,346)	(34,346)	—	(34,346)
Acquisition/disposition of non-controlling interest	32,869	—	—	—	—	(5,285)	27,584	2,362	29,946

Balance, Sep. 30, 2011	$1,020,126	$25,492	$36,769	$5,531	$2,169	$702,204	$1,792,291	$3,791	$1,796,082

HUDBAY MINERALS INC.

Condensed Consolidated Statement of Cash Flows

(Unaudited and in thousands of Canadian dollars)

		Three months ended September 30		Nine months ended September 30
	Note	2011	2010	2011	2010
Cash generated from (used in) operating activities:
Profit before tax		$37,473	$22,416	$139,212	$82,075
Loss from discontinued operations		(25,031)	(9,119)	(238,784)	(13,572)

Items not affecting cash:		12,442	13,297	(99,572)	68,503
Depreciation and amortization		27,271	27,174	79,030	94,193
Equity-settled share-based payment expense		(697)	2,936	1,871	4,012
Net finance costs		(116)	(895)	(688)	(430)
Change in fair value of derivatives		5,626	(6,095)	5,864	(2,945)
Items reclassified from other comprehensive income		3,766	(2,592)	2,485	(4,944)
Gain on disposition		(36)	(22)	(2,463)	(22)
Impairment losses	5d, 9	8,424	—	9,814	—
Loss from discontinued operations		25,031	9,119	238,784	13,572
Other		(5,692)	(4,857)	(11,516)	(12,778)
Operating interest paid		(691)	(254)	(691)	(264)
Operating cash flows of discontinued operations		(2,058)	(243)	(2,126)	(665)
Change in non-cash working capital	18	23,076	(12,061)	20,701	5,252
Taxes paid		(17,886)	(6,619)	(88,377)	(8,857)

		78,460	18,888	153,116	154,627

Cash generated from (used in) investing activities:
Interest received		—	1,673	4,464	3,437
Proceeds on disposition of assets		136,896	6,030	139,802	8,051
Acquisition of property, plant and equipment		(68,385)	(30,114)	(158,106)	(79,381)
Acquisition of intangible assets		(860)	(1,260)	(4,781)	(2,562)
Acquisition of investments		(8,650)	(38,348)	(40,455)	(40,278)
Acquisition of subsidiary, net of cash acquired	4	—	—	(94,855)	—
Release of (additions to) restricted cash		(170)	(580)	135	(2,512)
Sale of short-term investments		—	—	20,112	—
Acquisition of non-controlling interests	4	(2,320)	—	(11,476)	—
Investing cash flows of discontinued operations		—	(403)	(7,163)	(1,828)

		56,511	(63,002)	(152,323)	(115,073)

Cash generated from (used in) financing activities:
Repurchase of common shares		—	—	—	(60,309)
Share issue costs		—	—	(237)	—
Proceeds from exercise of stock options		83	1,387	145	2,351
Dividends paid	11	(17,194)	(14,901)	(34,346)	(14,901)

		(17,111)	(13,514)	(34,438)	(72,859)

Effect of movement in exchange rates on cash and cash equivalents		5,519	(2,411)	3,041	(1,770)

Net increase (decrease) in cash and cash equivalents		123,379	(60,039)	(30,604)	(35,075)
Cash and cash equivalents, beginning of period		747,710	911,778	901,693	886,814

Cash and cash equivalents, end of period		$871,089	$851,739	$871,089	$851,739

For supplemental information, see note 18.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

1.	Reporting entity

HudBay Minerals Inc. (the “Company”) is a Canadian company continued under the Canada Business Corporations Act on October 25, 2005. The address of the Company’s principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The condensed consolidated interim financial statements of the Company for the period ended September 30, 2011 contemplate the financial position and results of operations of the Company and its subsidiaries (together referred to as the “Group” or “HudBay” and individually as “Group entities”).

Significant subsidiaries include Hudson Bay Mining and Smelting Co., Limited (“HBMS”), Hudson Bay Exploration and Development Company Limited (“HBED”), HudBay Marketing and Sales Inc. (“HMS”), HudBay Peru Inc. (“HudBay Peru”) (previously named Norsemont Mining Inc.), St. Lawrence Zinc Company LLC (“St. Lawrence”), HudBay Michigan Inc. and HudBay Metal Marketing Inc.

HudBay is a Canadian integrated mining company with assets in North and South America. Through its subsidiaries, HudBay owns copper/zinc/gold mines, ore concentrators and zinc production facilities in northern Manitoba and Saskatchewan and a copper project in Peru. HudBay produces copper concentrate (containing copper, gold and silver) and zinc metal. HudBay’s shares are listed on the Toronto and New York stock exchanges under the symbol “HBM”.

These condensed consolidated interim financial statements have been prepared on a going concern basis as management believes there are no uncertainties that lead to significant doubt the entity can continue as a going concern in the foreseeable future.

Management does not consider the impact of seasonality on operations to be significant on the condensed consolidated interim financial statements.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

2.	Basis of preparation

(a)	Statement of compliance:

The Company has adopted International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”) effective for the year ended December 31, 2011.

These are the Company’s IFRS condensed consolidated interim financial statements for part of the period covered by the first IFRS consolidated annual financial statements. These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting, and IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied. They do not include all of the information required for full annual financial statements and should be read in conjunction with the Group’s first IFRS condensed consolidated interim financial statements for the three months ended March 31, 2011. The Group’s consolidated financial statements for the year ended December 31, 2010 were prepared under Canadian generally accepted accounting principles (“GAAP”) and are available at www.sedar.com.

Previously, the Company prepared its consolidated annual and condensed consolidated interim financial statements in accordance with Canadian GAAP.

Note 20 contains an explanation of the effect the transition to IFRSs had on the Group’s reported financial position, financial performance and cash flows. This note includes reconciliations of equity and comprehensive income for comparative periods reported under GAAP to those reported for those periods and at the date of transition under IFRS.

The Board of Directors approved these condensed consolidated interim financial statements on November 2, 2011.

(b)	Functional and presentation currency:

The Group’s condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All values are rounded to the nearest thousand ($000) except where otherwise indicated.

(c)	Use of estimates and judgments:

The preparation of the condensed consolidated interim financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

Significant areas requiring management judgment include estimates of ore reserves and resources, which, for example, affect the carrying value of property, plant and equipment; units-of-production depreciation; plant and equipment estimated useful lives and residual values; mining properties expenditures capitalized; cost allocations for mine development; acquisition method accounting;

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

estimates of fair value of financial instruments; in-process inventory quantities and provision for inventory obsolescence; recoverability of exploration and evaluation assets; assessments related to impairment; pensions and other employee benefits; decommissioning, restoration and similar liabilities; taxes; share-based payment expense; contingent liabilities; assaying used to determine revenue; and determinations of functional currency.

Estimates and underlying assumptions are reviewed on an ongoing basis, and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

3.	Significant accounting policies

The condensed consolidated interim financial statements reflect standards and interpretations anticipated to be in effect at December 31, 2011 that are required to be applied by an entity with an annual period beginning on or after January 1, 2010. For a description of the significant accounting policies applied, refer to note 3 to the Group’s condensed consolidated interim financial statements for the three months ended March 31, 2011. Any subsequent changes to IFRSs that become effective and are adopted for the December 31, 2011 consolidated annual financial statements could result in revisions to accounting policies applied in these condensed consolidated interim financial statements and, if applicable, the opening balance sheet and reconciliations.

New standards and interpretations not yet adopted

IFRS 9 Financial Instruments

In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flow of the financial asset. Gains and losses on remeasurement of financial assets measured at fair value will be recognized in profit or loss, except that for an investment in an equity instrument which is not held-for-trading, IFRS 9 provides, on initial recognition, an irrevocable election to present all fair value changes from the investment in other comprehensive income (“OCI”). Amounts presented in OCI will not be reclassified to profit or loss at a later date. The new standard also requires use of a single impairment method, replacing the multiple impairment methods in IAS 39 and amends some of the requirements of IFRS 7 Financial Instruments: Disclosures.

IFRS 9 (2010) added guidance to IFRS 9 (2009) on the classification and measurement of financial liabilities, and this guidance is consistent with the guidance in IAS 39, except for changes related to financial liabilities measured at fair value under the fair value option and derivative liabilities that are linked to and must be settled by delivery of an unquoted equity instrument.

IFRS 9 will be effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Group has not yet determined the effect of adoption of IFRS 9 on its consolidated financial statements.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

Amendments to IAS 12 Deferred Tax: Recovery of Underlying Assets

In December 2010, the IASB published Deferred Tax: Recovery of Underlying Assets Amendments to IAS 12. This amendment introduces an exception to the current measurement principles of deferred tax assets and liabilities arising from investment property measured using the fair value model in accordance with IAS 40 Investment Property. The exception also applies to investment properties acquired in a business combination accounted for in accordance with IFRS 3 Business Combinations provided the acquirer subsequently measures these assets applying the fair value model. The effective date for the amendment is for periods beginning on or after January 1, 2012 and is applied retrospectively. Early application is permitted. The Group does not expect the amendment to have a material effect on its consolidated financial statements.

Amendments to IFRS 7 Disclosures – Transfers of Financial Assets

In October 2010 the IASB issued Amendments to IFRS 7 Disclosures - Transfers of Financial Assets, which require disclosure of information that enables users of financial statements to understand the relationship between transferred financial assets that are not derecognized in their entirety and the associated liabilities and to evaluate the nature of, and risks associated with, the entity’s continuing involvement in derecognized financial assets. The effective date for the amendment is for periods beginning on or after January 1, 2012. The Group does not expect the amendment to have a material effect on its consolidated financial statements.

IFRS 10 Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements, which replaces the guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities. IAS 27 (2008) survives as IAS 27 (2011) Separate Financial Statements, only to carry forward the existing accounting requirements for separate financial statements. IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are special purpose entities within the scope of SIC-12, stating that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. In addition, IFRS 10 carries forward the consolidation procedures substantially unmodified from IAS 27 (2008). IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. If an entity applies this Standard earlier, it also applies IFRS 11, IFRS 12, IAS 27 (2011) and IAS 28 (2011) at the same time. The Group does not expect the adoption of IFRS 10 to have a material effect on its consolidated financial statements based on its current facts and circumstances.

IFRS 11 Joint Arrangements

In May 2011, the IASB issued IFRS 11 Joint Arrangements, which replaces the guidance in IAS 31 Interests in Joint Ventures. IFRS 11 classifies joint arrangements as either joint operations or joint ventures based on an entity’s rights and obligations. A joint operator will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. A joint venturer will recognize an investment and account for that investment using the equity method. Under existing IFRS, entities have the choice to proportionately consolidate or apply the equity method to interests in jointly controlled entities. IFRS 11 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. If an entity applies this Standard earlier, it shall also apply IFRS 10, IFRS 12, IAS 27 (2011) and IAS 28 (2011) at the same time. The Group does not expect the adoption of IFRS 11 to have a material effect on its consolidated financial statements based on its current facts and circumstances.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

IFRS 12 Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities, which contains disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e., joint operations or joint ventures), associates and/or unconsolidated structured entities. The required disclosures aim to enable users to evaluate the nature of, and the risks associated with, an entity’s interest in other entities, and the effects of those interests on the entity’s financial position, financial performance and cash flows. IFRS 12 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Group will provide additional disclosures as required and does not otherwise expect the adoption of IFRS 12 to have a material effect on its consolidated financial statements.

IFRS 13 Fair Value Measurement

In May 2011, the IASB published IFRS 13 Fair Value Measurement, which replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The standard establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. IFRS 13 is effective prospectively for annual periods beginning on or after January 1, 2013. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application. The Group has not yet determined the effect of adoption of IFRS 13 on its consolidated financial statements.

Amendments to IAS 28 Investments in Associates and Joint Ventures

In May 2011, the IASB issued Amendments to IAS 28 Investments in Associates and Joint Ventures, which carries forward the requirements of IAS 28 (2008), with limited amendments related to associates and joint ventures held for sale, as well as to changes in interests held in associates and joint ventures when an entity retains an interest in the investment. IAS 28 (2011) is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. If an entity applies this Standard earlier, it shall also apply IFRS 10, IFRS 11, IFRS 12 and IAS 27 (2011) at the same time. The Group has not yet determined the effect of adoption of the amendments on its consolidated financial statements. The Group does not expect the amendments to have a material effect on its consolidated financial statements based on the current facts and circumstances.

Amendments to IAS 1 Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income

In June 2011, the IASB issued amendments to IAS 1 Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income. The amendments require separate presentation of the items of OCI that may be reclassified to profit or loss in the future from those that will never be reclassified to profit or loss. The standard is effective for annual periods beginning on or after July 1, 2012, with early adoption permitted. The Group has not yet determined the effect of adoption of the amendments on its consolidated financial statements.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

IAS 19 Employee Benefits

In June 2011, the IASB issued an amended version of IAS 19 Employee Benefits to revise certain aspects of the accounting for pension plans and other benefits. The amendments eliminate the corridor method of accounting for defined benefit plans and require immediate recognition of actuarial gains and losses in OCI; eliminate use of an expected rate of return on plan assets and require use of the discount rate to determine the interest on the plan asset component of the net interest cost; and set out additional disclosure requirements. The standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Group has not yet determined the effect of adoption of the amendments on its consolidated financial statements.

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

In October 2011, the IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine, which provides guidance on the accounting for waste removal costs that are incurred in surface mining activity during the production phase of a mine when two benefits accrue to the entity from the stripping activity: useable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 must be applied starting January 1, 2013 with early adoption permitted. The Group has not yet determined the effect of adoption of IFRIC 20 on its consolidated financial statements.

4.	Acquisition of HudBay Peru

On March 1, 2011, the Group obtained control of HudBay Peru (formerly Norsemont Mining Inc.), a Canadian mineral exploration and development company focused on its wholly-owned Constancia copper project in southern Peru. HudBay obtained control of HudBay Peru by acquiring 90.5% of the share capital and voting interests in the company. As a result, the Group’s equity interest in HudBay Peru increased from 1.2% to 91.7%. On July 5, 2011, HudBay acquired the remaining common shares and now wholly owns HudBay Peru. Acquiring control of HudBay Peru allows the Group an opportunity to develop the Constancia project and significantly increase HudBay’s future copper production.

Since acquisition, HudBay Peru contributed a loss of $23,216 to the Group’s results. HudBay Peru does not currently earn revenue as it is in the development stage. If the acquisition had occurred on January 1, 2011, management estimates that consolidated revenue would have been $636,503 and consolidated loss for the period would have been $198,411. In determining these amounts, management has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2011.

Consideration transferred

The following summarizes the acquisition date fair value of the major classes of consideration transferred:

Cash consideration	$118,525
Equity instruments (20,372,986 common shares)	345,119

Total consideration transferred	463,644
Less: cash acquired	(23,669)

Total consideration transferred, net of cash acquired	$439,975

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

The fair value of the common shares issued was based on HudBay’s listed share price of $16.94 at the March 1, 2011 acquisition date.

The Group incurred acquisition related costs of $5,778 mainly relating to external legal and advisory fees and due diligence costs. These costs have been included in selling and administrative expenses in the Group’s consolidated income statement. In addition, the Group incurred share issue costs of $239 and presented them as a deduction from share capital. For cash flow purposes, the Group paid $94,855 upon acquisition of HudBay Peru representing $118,525 of cash paid, net of $23,669 cash received.

Identifiable assets acquired and liabilities assumed

During the three months ended September 30, 2011, the Group completed the purchase price allocation resulting in recognized amounts of identifiable assets acquired and liabilities assumed as follows:

Provisional fair value
Cash and cash equivalents	$23,669
Short-term investments	20,053
Receivables and prepaid expenses	19,447
Mineral properties	520,768
Other property, plant and equipment	561
Deferred tax assets	750
Trade and other payables	(13,827)
Provisions - decommissioning and restoration liabilities	(978)
Deferred tax liabilities	(129,586)

Total net identifiable assets	$440,857

Acquired receivables were valued at $19,248. Based on the valuation performed at the acquisition date, management expected all contractual cash flows to be collectible. Receivables related primarily to the timing of receipt of proceeds by HudBay Peru from exercises of stock options and warrants. Subsequent to the acquisition date, all receivables relating to the exercises of stock options and warrants were collected. Upon finalization of the purchase price allocation, the deferred tax liabilities were adjusted from $128,211 to $129,586. There was also a minor adjustment to other property, plant and equipment.

Goodwill

The Group recognized goodwill as a result of the acquisition as follows:

Total consideration transferred	$463,644
Fair value of previous 1.2% interest in the acquiree	6,043
Non-controlling interests of 8.3% measured based on the proportionate share of identifiable net assets	36,591
Less: value of net identifiable asset acquired	(440,857)

Goodwill upon acquisition March 1, 2011	65,421

The goodwill increased from $64,157 to $65,421 as a result of finalizing the purchase price.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

The goodwill balance arose from the requirement to record deferred income tax liabilities measured at the tax effect of the difference between the fair values of the assets acquired and liabilities assumed and their tax bases. None of the goodwill recognized is expected to be deductible for income tax purposes.

As a result of foreign exchange translation from HudBay Peru’s US dollar functional currency to the Group’s Canadian dollar presentation currency, the goodwill balance was $70,340 as at September 30, 2011.

The Group recognized a gain of $2,100 in other finance gains and losses as a result of remeasuring its existing 1.2% interest in HudBay Peru to fair value. Of this amount, $1,219 represented a transfer of gains recognized in previous periods from the available-for-sale reserve within equity into the income statement (note 5d).

Acquisition of non-controlling interests

On March 15, 2011, the Group acquired an additional 6.9% interest in HudBay Peru. The Group transferred consideration of $33,914 to the non-controlling interest holders, consisting of cash of $9,156 and 1,566,945 HudBay common shares. The carrying amount of HudBay Peru’s net assets in the Group’s financial statements on the acquisition date was $511,495 and the carrying value of the additional interest acquired was $30,809. The Group recognized the difference of $3,105 between the consideration transferred and the carrying value of the interest acquired in retained earnings.

Subsequent to the acquisition, HudBay Peru issued additional shares to non-controlling interest holders upon the exercise of warrants. The Group received proceeds of $2,474 and recognized an increase to non-controlling interests of $3,549 and a decrease to retained earnings of $1,077.

On July 5, 2011, the Group acquired the remaining shares in HudBay Peru pursuant to a compulsory acquisition. The Group transferred consideration of $10,431, consisting of cash of $2,320 and 535,773 HudBay common shares, and recognized a decrease to non-controlling interests of $9,469 and a decrease to retained earnings of $962.

As at September 30, 2011, the Group’s ownership interest in HudBay Peru was 100%.

The following summarizes the effect of changes in the Group’s ownership interest in HudBay Peru:

Ownership interest before acquisition	$6,043
Effect of increase in ownership interest upon acquisition of control	463,644
Effect of increase in ownership interest upon acquisition of non-controlling interest, on March 15, 2011	30,809
Effect of decrease from HudBay Peru shares issued upon exercises of warrants	(1,077)
Less: share of comprehensive loss	(13,193)
Effect of increase in ownership interest upon acquisition of remaining common shares	9,469

Ownership interest at September 30, 2011	$495,695

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

5.	Revenue and expenses

(a)	Revenue:

The Group’s revenue by significant product types:

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Copper	$122,742	$75,394	$337,805	$293,402
Zinc	35,114	43,655	117,216	135,094
Gold	37,511	22,832	96,241	80,845
Silver	5,937	3,042	18,893	16,011
Other	20,618	27,456	91,590	78,298

	221,922	172,379	661,745	603,650
Less: treatment and refining charges	(9,587)	(4,601)	(25,242)	(7,225)

	$212,335	$167,778	$636,503	$596,425

During the nine months ended September 30, 2011, copper, gold and silver revenues were from the sale of metal contained in concentrates or anodes after deducting applicable treatment and refining costs. During 2010, copper revenues also included sales of copper cathode. Other revenues include sales of zinc oxide.

A portion of the Group’s revenue from sales of zinc is hedged and designated as cash flow hedges. For the nine months ended September 30, 2011, revenues from zinc sales include losses of $680 (three months ended September 30, 2011 – losses of $137) from the hedging reserve (note 16b).

(b)	Depreciation and amortization:

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Total depreciation and amortization presented in:
Cost of sales	$27,166	$27,111	$78,624	$94,052
Selling and administrative expenses	105	63	406	141

	$27,271	$27,174	$79,030	$94,193

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

(c)	Other operating income and expense:

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Other operating income
Net gain on sale of property, plant and equipment	$(36)	$(11)	$(464)	$(5)
Gain on sale of White Pine Copper Refinery	—	—	(1,999)	—
Other income	(427)	(392)	(551)	(417)

	(463)	(403)	(3,014)	(422)

Other operating expense
Cost of non-producing properties	3,490	3,680	8,310	11,713
Other expense	—	11	23	13

	$3,490	$3,691	$8,333	$11,726

In June 2011, the Group disposed of its shares in the White Pine Copper Refinery for proceeds of $2,906 and recognized a gain on sale of $1,999.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

(d)	Finance income and expenses:

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Finance income
Interest income	$(1,813)	$(1,784)	$(5,926)	$(3,641)
Other finance income	(53)	(210)	(64)	(246)

	(1,866)	(1,994)	(5,990)	(3,887)

Finance expense
Other finance expense	994	268	2,739	946
Unwinding of discounts on provisions	842	718	2,563	2,153

	1,836	986	5,302	3,099

Other finance (gains) losses
Net foreign exchange (gains) losses	(7,934)	3,581	(4,216)	4,210
Ineffective gains on cash flow hedges	(299)	111	(509)	(914)
Change in fair value of financial assets and liabilities at fair value through profit loss:
Classified as held-for-trading	2,067	(2,419)	2,967	(2,419)
Remeasurement to fair value of existing interest in HudBay Peru (note 4)
Recognized in the income statement	—	—	(881)	—
Reclassified from equity	—	—	(1,220)	—
Net loss reclassified from equity on impairment of available-for-sale investments (note 14)	2,546	—	3,936	—
Net gain reclassified from equity on disposal of available-for-sale investments (note 14)	—	(1,069)	—	(2,163)
Other	—	239	—	—

	(3,620)	443	77	(1,286)

Net finance income	$(3,650)	$(565)	$(611)	$(2,074)

During the three and nine months ended September 30, 2011, the Group recognized impairment losses on investments in listed shares and transferred pre-tax losses of $2,546 and $3,936, respectively, from the available-for-sale reserve within equity to the income statement.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

6.	Inventories

	Sep. 30, 2011	Dec. 31, 2010	Jan. 1, 2010
Current
Work in progress	$6,011	$18,775	$51,250
Finished goods	77,052	81,277	59,595
Materials and supplies	12,846	15,590	15,095

Non-current	95,909	115,642	125,940
Materials and supplies	5,461	6,052	5,188

Total	$101,370	$121,694	$131,128

During the nine months ended September 30, 2011, the Group recognized an expense of $5,351 in cost of sales related to a write-down of zinc inventories to net realizable value.

7.	Other financial assets

	Sep. 30, 2011	Dec. 31, 2010	Jan. 1, 2010
Current
Derivative assets	$3,723	$3,795	$955

Non-current
Available-for-sale investments	97,381	104,990	27,249
Investments at fair value through profit or loss	1,343	7,688	138
Derivative assets	—	603	258
Restricted cash	4,264	4,405	59,031

	102,988	117,686	86,676

	$106,711	$121,481	$87,631

Credit facility, letters of credit and restricted cash

On November 3, 2010, HudBay arranged a new US$300 million revolving credit facility with a syndicate of lenders. The facility has an initial term of four years, is secured by a pledge of assets of the parent company, and is unconditionally guaranteed by HudBay’s material subsidiaries. Upon closing, restricted cash on deposit to support letters of credit was reclassified to cash and cash equivalents. As at September 30, 2011, the Group has outstanding letters of credit in the amount of $61,170, of which $58,807 is supported by the revolving credit facility.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

8.	Discontinued operations

Accounting policy

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations that has been disposed of or classified as held for sale. The operations and cash flows can be clearly distinguished from the rest of the Group, both operationally and for financial reporting purposes. When the Group classifies an operation as a discontinued operation, it re-presents the comparative income statement as if the operation had been discontinued from the start of the comparative year. In doing this, the Group excludes the results of the discontinued operations and any gain or loss from disposal from the income statement subtotal of profit or loss from continuing operations and presents them on a separate line as profit or loss (net of tax) from the discontinued operation.

Disposition of Fenix project operations

On September 9, 2011, HudBay sold its interest in the Fenix ferro-nickel project in Guatemala to the Solway Group for consideration of approximately US$140 million in cash at closing and will receive $30 million upon the satisfaction of certain conditions during the course of Solway’s development of the project. The Group has presented the results of the Fenix project as discontinued operations for current and comparative periods. For the three months ended September 30, 2011, the loss from discontinued operations includes losses of $20,416 transferred from the foreign currency translation reserve to the income statement upon disposal of the Fenix project, as well as additional losses on disposal of $2,061. For the nine months ended September 30, 2011, the loss from discontinued operations also included an impairment loss of $212,739 recognized during the three months ended June 30, 2011 to reduce the carrying value of the Fenix nickel project in Guatemala to an estimate of the fair value less costs to sell.

The following summarizes results from discontinued operations:

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Expenses	$(2,554)	$(9,359)	$(3,636)	$(14,235)
Tax benefit	—	(240)	(68)	(663)

	(2,554)	(9,119)	(3,568)	(13,572)

Loss on remeasurement to fair value less costs to sell	(2,061)	—	(214,800)	—
Foreign exchange losses transferred from the foreign currency reserve	(20,416)	—	(20,416)	—

	(22,477)	—	(235,216)	—

Loss from discontinued operations	$(25,031)	$(9,119)	$(238,784)	$(13,572)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Loss from discontinued operations attributable to:
Owners of the Company	$(25,031)	$(9,134)	$(235,270)	$(13,465)
Non-controlling interests	—	15	(3,514)	(107)

	$(25,031)	$(9,119)	$(238,784)	$(13,572)

(Loss) profit from continuing operations attributable to:
Owners of the Company	$(14,474)	$7,376	$45,642	$26,721
Non-controlling interests	(1,578)	—	(4,732)	—

	(16,052)	7,376	40,910	26,721

Loss per share - discontinued operations
Basic	$(0.15)	$(0.06)	$(1.41)	$(0.09)
Diluted	(0.15)	(0.06)	(1.41)	(0.09)
(Loss) earnings per share - continuing operations
Basic	$(0.08)	$0.05	$0.27	$0.18
Diluted	(0.08)	0.05	0.27	0.18

9.	Assets held for sale

Accounting policy

The Group classifies non-current assets, or disposal groups consisting of assets and liabilities, as held for sale when it expects to recover their carrying amounts primarily through sale rather than through continuing use. To meet criteria to be held for sale, the sale must be highly probable, and the assets or disposal groups must be available for immediate sale in their present condition. The Group must be committed to a plan to sell the assets or disposal group, and the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification.

The Group measures assets or disposal groups at the lower of their carrying amount and fair value less costs to sell. Any impairment loss on a disposal group first is allocated to goodwill, and then to remaining assets and liabilities on pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets, employee benefit assets, investment property or biological assets. Impairment losses on initial classification as held for sale and subsequent gains and losses on remeasurement are recognized in profit or loss; however, gains are not recognized in excess of any cumulative impairment loss. Upon classifying assets or disposal groups as held for sale, the Group presents the assets separately as a single amount and the liabilities separately as a single amount on the balance sheet.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

Zochem

At September 30, 2011, the Group was in advanced discussions regarding a sale of Zochem, its zinc oxide production facility in Ontario, and concluded it met criteria for classification as held for sale at that time. During the three months ended September 30, 2011, the Group recognized an impairment loss of $5,878 to re-measure the Zochem disposal group to its fair value less costs to sell of $16,294, which was lower than its carrying value prior to classification as held for sale. The Group determined the fair value based on offers received from third parties. The Group has applied the impairment to the property, plant and equipment of the Zochem operations. On the income statement, the impairment loss is presented within cost of sales. Zochem is reported within the HBMS operating segment.

As at September 30, 2011, the major classes of assets and liabilities of Zochem are as follows:

Assets
Trade and other receivables	$9,986
Inventories	5,735
Other assets	372
Property, plant and equipment	2,919

Zochem assets held for sale	$19,012

Liabilities
Trade and other payables	$(1,376)
Taxes payable	(1,026)
Derivative liabilities	(252)
Provisions	(64)

Zochem liabilities associated with assets held for sale	$(2,718)

Zochem net assets held for sale	$16,294

On November 1, 2011, the sale of Zochem to a third party was completed.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

10.	Income and mining taxes

(a)	Tax expense:

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Tax expense based on:
Current:
Taxable income	$12,333	$7,221	$35,903	$33,262
Taxable mining profits	(3,493)	5,539	16,770	21,106

	8,840	12,760	52,673	54,368

Deferred:
Income taxes - origination and reversal of temporary difference	13,617	4,607	15,575	919
Mining taxes - origination and reversal of temporary difference	12,038	775	12,741	746
Peruvian mining tax	19,009	—	19,009	—
Benefit arising from previously unrecognized tax loss, or temporary difference	21	(1,987)	(1,696)	(679)
Relating to the write-down/reversal of write-down of a deferred tax asset	—	(1,115)	—	—

	44,685	2,280	45,629	986

	$53,525	$15,040	$98,302	$55,354

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

(b)	Deferred tax assets and liabilities as represented on the balance sheet:

	Sep. 30, 2011	Dec. 31, 2010	Jan. 1, 2010
Deferred income tax asset	$12,839	$15,349	$26,363
Deferred mining tax asset - Canada	4,316	17,057	18,246

	17,155	32,406	44,609

Deferred income tax liability	(168,697)	(24,302)	(29,457)
Deferred mining tax liability - Peru	(19,874)	—	—

	(188,571)	(24,302)	(29,457)

	$(171,416)	$8,104	$15,152

(c)	Changes in deferred tax assets and liabilities:

	Nine months ended September 30
	2011	2010
Balance, beginning of period	$8,104	$15,152
Deferred tax expense	(45,629)	(986)
OCI transactions	5,455	(2,406)
Purchase price adjustment	(128,836)	—
Foreign currency translation on HudBay Peru deferred tax liability	(10,521)	—
Other	11	(187)

	$(171,416)	$11,573

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

11.	Share capital

(a)	Preference shares:

Authorized: Unlimited preference shares without par value

(b)	Common shares:

Authorized: Unlimited common shares without par value

Issued and fully paid:

	Nine months ended Sep. 30, 2011		Year ended Dec. 31, 2010
	Common shares	Amount	Common shares	Amount
Balance, beginning of period	149,431,339	$642,161	153,854,655	$656,427
Exercise of options	30,622	216	623,784	6,881
Shares repurchased	—	—	(5,047,100)	(21,147)
Share issue costs, net of tax	—	(239)	—	—
Issued - acquisition of HudBay Peru (note 4)	20,372,986	345,119	—	—
Issued - acquisition of non-controlling interest (note 4)	2,102,718	32,869	—	—

Balance, end of period	171,937,665	$1,020,126	149,431,339	$642,161

The Company paid dividends of $0.10 per share on March 31, 2011 to shareholders of record as of March 31, 2011 and on September 30, 2011 to shareholders of record as of September 15, 2011.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

12.	Share-based payment

(a)	Cash-settled share-based payment:

The Group has two cash-settled share-based payment plans, as described below.

Deferred share units

At September 30, 2011, the value of the outstanding liability related to the DSU plan was $2,145 (December 31, 2010 - $3,167). The following table outlines information related to DSUs granted in the period and the expense recognized in the period.

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Granted during the period:
Number of units	15,683	30,995	43,325	89,657
Weighted average price ($/unit)	$14.18	$12.04	$15.60	$12.57
Expense (gain) recognized during the period[1]	$(791)	$964	$(1,022)	$1,410

[1]	This expense relates to the grant of DSUs, as well as mark-to-market adjustments, and is presented within selling and administrative expenses on the income statement.

Restricted share units

At September 30, 2011, the value of the outstanding liability related to the RSU plan was $2,168 (December 31, 2010 - $1,641). The following table outlines information related to RSUs granted in the period and the expense recognized in the period.

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Granted during the period
Number of units	6,559	151,591	323,116	435,880
Weighted average price ($/unit)	$10.46	$13.02	$15.79	$13.25
Expense (gain) recognized during the period[1]	$102	$560	$1,432	$864
Payments made during the period	$905	$—	$905	$—

[1]

This net expense reflects recognition of RSU expense over the service period, as well as mark-to-market adjustments, and is presented mainly within cost of sales and selling and administrative expenses.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

(b)	Equity-settled share-based payment - stock options:

	Nine months ended Sep. 30, 2011		Year ended Dec. 31, 2010
	Number of shares subject to option	Weighted average exercise price	Number of shares subject to option	Weighted average exercise price
Balance, beginning of period	4,368,784	$14.50	4,637,113	$14.25
Granted	—	—	900,000	12.17
Exercised	(30,622)	5.00	(623,784)	8.42
Forfeited	(276,671)	17.22	(145,557)	10.42
Expired	—	—	(398,988)	17.31

Balance, end of period	4,061,491	$14.39	4,368,784	$14.50

The following table summarizes the options outstanding at September 30, 2011:

Range of exercise prices	Number of options outstanding	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number of options exercisable	Weighted- average exercise price
$ 2.59 - 10.20	981,653	3.8	$6.91	904,988	$6.82
10.21 - 14.02	1,007,000	2.7	12.01	707,000	11.95
14.03 - 16.55	706,701	6.5	15.86	706,701	15.86
16.56 - 20.78	205,200	0.3	18.54	205,200	18.54
20.79 - 23.74	1,160,937	5.5	21.14	1,160,937	21.14

$ 2.59 - 23.74	4,061,491	4.32	$14.39	3,684,826	$14.70

13.	Earnings per share data

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Weighted average common shares outstanding
Basic	171,905,912	148,949,050	166,490,423	151,114,563
Plus net incremental shares from assumed conversion: stock options	442,299	738,960	597,738	684,604

Diluted weighted average common shares outstanding	172,348,211	149,688,010	167,088,161	151,799,167

When calculating earnings per share for periods where the Group has a loss, HudBay’s calculation of diluted earnings per share excludes any incremental shares from the assumed conversion of stock options as they would be anti-dilutive.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

14.	Other comprehensive income (loss) (“OCI”)

	Three months ended Sep. 30, 2011			Three months ended Sep. 30, 2010
	Pre-tax	Tax	Net of tax	Pre-tax	Tax	Net of tax
Foreign currency translation
Net exchange gain (loss) on translation of foreign operations	$45,728	$—	$45,728	$(7,015)	$—	$(7,015)
Transfer to income statement on disposal of foreign operations	20,416	—	20,416	—	—	—

	66,144	—	66,144	(7,015)	—	(7,015)

Available-for-sale
Change in fair value of available-for-sale investments	(34,126)	4,279	(29,847)	29,521	(3,729)	25,792
Transfer to income statement on impairment of investments	2,546	(320)	2,226	—	—	—
Transfer to income statement on sale of investments	—	—	—	(1,069)	165	(904)

	(31,580)	3,959	(27,621)	28,452	(3,564)	24,888

Cash flow hedge
Effective portion of change in fair value of cash flow hedge	3,601	(1,047)	2,554	(7,237)	2,100	(5,137)
Transfer to income statement as hedged transactions occurred	(170)	19	(151)	(1,524)	520	(1,004)

	3,431	(1,028)	2,403	(8,761)	2,620	(6,141)

Total OCI (loss)	$37,995	$2,931	$40,926	$12,676	$(944)	$11,732

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

	Nine months ended Sep. 30, 2011			Nine months ended Sep. 30, 2010
	Pre-tax	Tax	Net of tax	Pre-tax	Tax	Net of tax
Foreign currency translation
Net exchange gain (loss) on translation of foreign operations	$31,349	$—	$31,349	$(4,481)	$—	$(4,481)
Transfer to income statement on disposal of foreign operations	20,416	—	20,416	—	—	—

	51,765	—	51,765	(4,481)	—	(4,481)

Available-for-sale
Change in fair value of available-for-sale investments	(46,205)	5,795	(40,410)	22,181	(2,715)	19,466
Transfer to income statement on impairment of investments	3,936	(492)	3,444	—	—	—
Transfer to income statement on sale of investments	(1,220)	152	(1,068)	(2,163)	309	(1,854)

	(43,489)	5,455	(38,034)	20,018	(2,406)	17,612

Cash flow hedge
Effective portion of change in fair value of cash flow hedge	6,041	(1,741)	4,300	10,367	(3,104)	7,263
Transfer to income statement as hedged transactions occurred	(231)	4	(227)	(2,782)	843	(1,939)

	5,810	(1,737)	4,073	7,585	(2,261)	5,324

Total OCI (loss)	$14,086	$3,718	$17,804	$23,122	$(4,667)	$18,455

Gains and losses transferred from equity into profit or loss during the period are included in the following line items in the income statement:

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Revenue	$170	$1,524	$231	$2,782
Other finance gains/losses	(2,546)	1,069	(2,716)	2,163
Discontinued operations	(20,416)	—	(20,416)	—
Tax expense	301	(685)	336	(1,152)

	$(22,491)	$1,908	$(22,565)	$3,793

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

15.	Non-controlling interests

Prior to the disposition of the Fenix project on September 9, 2011, the Group owned 98.2% of Compañía Guatemalteca de Níquel (“CGN”). As a result of the transaction, the Group is no longer required to account for the related non-controlling interest.

HudBay owns 51% of the Back Forty project in accordance with a Subscription, Option and Joint Venture Agreement with Aquila Resources Inc. (“Aquila”). HudBay has control over the Back Forty project and accordingly consolidates the Back Forty project in its consolidated financial statements.

In accordance with a Joint Venture Agreement with VMS Ventures Inc. (“VMS”), HudBay owns 70% of the Reed Lake project and the two claims immediately to the south. HudBay has control over the project and accordingly consolidates the Reed Lake project in its consolidated financial statements.

The Group acquired 90.5% of HudBay Peru on March 1, 2011 and increased its ownership throughout the year, resulting in a 100% ownership interest as at September 30, 2011 (note 4).

	CGN	Back Forty Project	Reed Lake Project	HudBay Peru	Total
Balance, January 1, 2010	$1,359	$—	$—	$—	$1,359
Share of assets acquired	—	10,221	1,122	—	11,343
Share of OCI	—	(164)	—	—	(164)
Share of net loss	(109)	—	—	—	(109)

Balance, September 30, 2010	1,250	10,057	1,122	—	12,429
Share of OCI	—	(162)	—	—	(162)
Share of net loss	(121)	(1,865)	(859)	—	(2,845)

Balance, December 31, 2010	1,129	8,030	263	—	9,422
Share of assets acquired	—	—	—	9,446	9,446
Share of OCI	—	252	—	—	252
Share of net loss	(3,514)	(3,702)	(1,052)	23	(8,245)
Disposition of subsidiary	2,385	—	—	—	2,385
Acquisition of non-controlling interest	—	—	—	(9,469)	(9,469)

Balance September 30, 2011	$—	$4,580	$(789)	$—	$3,791

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

16.	Financial instruments

(a)	Fair value and carrying value of financial instruments:

The following presents the fair value and carrying value of the Group’s financial instruments and non-financial derivatives:

	Sep. 30, 2011		Dec. 31, 2010		Jan. 1, 2010
	Fair Value	Carrying value	Fair Value	Carrying value	Fair Value	Carrying value
Financial assets
Loans and receivables
Cash and cash equivalents [1]	$871,089	$871,089	$901,693	$901,693	$886,814	$886,814
Restricted cash[1]	4,264	4,264	4,405	4,405	59,031	59,031
Trade and other receivables[1] [2]	31,758	31,758	68,778	68,778	36,755	36,755
Fair value through profit and loss
Trade and other receivables embedded derivatives[3]	(5,076)	(5,076)	5,841	5,841	209	209
Non-hedge derivative assets[3]	203	203	2,724	2,724	955	955
Investments at FVTPL[4]	1,343	1,343	7,688	7,688	138	138
Designated in cash flow hedges
Hedging derivative assets[3]	3,520	3,520	1,674	1,674	258	258
Available-for-sale
Available-for-sale investments[4]	97,381	97,381	104,990	104,990	27,249	27,249

	1,004,482	1,004,482	1,097,793	1,097,793	1,011,409	1,011,409

Financial liabilities
Financial liabilities at amortized cost
Trade and other payables[1] [2]	152,063	152,063	124,449	124,449	108,144	108,144
Fair value through profit and loss
Trade and other payables - embedded derivatives[3]	(968)	(968)	941	941	557	557
Non-hedge derivative liabilities[3]	2,430	2,430	17	17	152	152
Designated in cash flow hedges
Hedging derivative liabilities[3]	—	—	4,383	4,383	9,823	9,823

	153,525	153,525	129,790	129,790	118,676	118,676

Net financial assets	$850,957	$850,957	$968,003	$968,003	$892,733	$892,733

[1]

Cash and cash equivalents, restricted cash, trade and other receivables and trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

[2]	Excludes embedded provisional pricing derivatives, as well as tax and other statutory amounts.
[3]

Derivatives and embedded provisional pricing derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices, currency exchange rates, and discount factors based on market US dollar interest rates and adjusted for credit risk.

[4]

Available-for-sale investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares and determined using valuation models for shares of private companies. Investments at fair-value-through-profit-loss (“FVTPL”) consist of warrants to purchase listed shares, which are carried at fair value as determined using a Black-Scholes model.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition.

September 30, 2011	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	—	(5,076)	—	(5,076)
Non-hedge derivatives	—	203	—	203
Investments at FVTPL	—	1,343	—	1,343
Hedging derivatives	—	3,520	—	3,520
Available-for-sale investments	95,381	—	2,000	97,381

	95,381	(10)	2,000	97,371

Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	—	(968)	—	(968)
Non-hedge derivatives	—	2,430	—	2,430

	—	1,462	—	1,462

December 31, 2010	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	—	5,841	—	5,841
Non-hedge zinc derivatives	—	2,724	—	2,724
Investments at FVTPL	—	7,688	—	7,688
Hedging derivatives	—	1,674	—	1,674
Available for sale investments	102,990	—	2,000	104,990

	102,990	17,927	2,000	122,917

Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	—	941	—	941
Non-hedge derivatives	—	17	—	17
Hedging derivatives	—	4,383	—	4,383

	—	5,341	—	5,341

There were no transfers between levels during the period.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

(b)	Derivatives and hedging:

Non-hedge derivative zinc contracts

HudBay enters into fixed price sales contracts with zinc and zinc oxide customers and, to ensure that the Group continues to receive a floating or unhedged realized zinc price, enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. The fixed-price sales contracts with customers are not recognized as derivatives, as they are executory contracts entered into and held for the purpose of the Group’s expected sale requirements. However, the zinc forward purchase contracts are recorded as derivatives. Gains and losses on these contracts are recorded in revenues, and cash flows are classified in operating activities.

At September 30, 2011, the Group held contracts for forward zinc purchases of 11,640 tonnes that related to forward customer sales of zinc and zinc oxide. Prices ranged from US$1,732 to US$2,330 per tonne, and settlement dates extended out up to June 2012.

Cash flow hedging derivatives

In 2009, the Group entered into a foreign exchange swap contract to hedge foreign exchange risk for future receipts of US dollars and commodity swap contracts to hedge prices for a portion of future sales of zinc. These contracts expire in July 2012. The risk management objective for these hedging relationships is to mitigate the impact on the Group of fluctuating zinc prices and exchange rates. Cash flow hedge accounting has been applied to the hedging relationships. The effective portion of the change in fair value of cash flow hedging derivatives recognized in other comprehensive income is presented in note 14, and the ineffective portion recognized in other finance gains and losses in the income statement is presented in note 5d. Gains and losses reclassified from the cash flow hedge reserve to revenue are presented in note 14.

The following tables summarizes the Group’s cash flow hedging derivatives, indicating the periods in which cash flows associated with the cash flow hedging derivatives are expected to occur:

September 30, 2011	Quantity	Weighted average price	Fair value of derivative asset	Expected cash flows
Zinc swaps - US$ denominated contracts
	Metric tonnes	US$/MT
Maturing between 0 to 12 months	10,065	2,220	3,386	3,386
Foreign currency swaps - sell US$/buy C$
	Value	Rate
Maturing between 0 to 12 months	14,951	1.0668	229	229

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

December 31, 2010	Quantity	Weighted average price	Fair value of derivative asset (liability)	Expected cash flows
Zinc swaps - US$ denominated contracts
Maturing between:	Metric tonnes	US$/MT
0 to 12 months	11,437	2,220	(2,560)	(2,560)
13 to 24 months	7,320	2,220	(1,826)	(1,826)

	18,757	2,220	(4,386)	(4,386)

Foreign currency swaps - sell US$/buy C$
Maturing between:	Value	Rate
0 to 12 months	16,310	1.0668	1,071	1,071
13 to 24 months	10,873	1.0668	603	603

	27,183	1.0668	1,674	1,674

(c)	Embedded derivatives

The Group records embedded derivatives related to provisional pricing in concentrate purchase, concentrate sale, anode sale, and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotational period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

Embedded derivatives are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked to market based on the forward market price for the quotational period stipulated in the contract, with changes in fair value recognized in revenues for sales contracts and in cost of sales for purchase concentrate contracts. Cash flows related to provisional pricing embedded derivatives are classified in operating activities.

At September 30, 2011, the Group’s net position consisted of contracts awaiting final pricing for sales of 2,557 tonnes of copper, purchases of 7,074 tonnes of zinc, sales of 1,507 ounces of gold and sales of 20,862 ounces of silver.

17.	Capital commitments

As at September 30, 2011, the Group had outstanding capital commitments of approximately $133 million related to its Lalor project and $32 million related to its Constancia project, including amounts pursuant to contracts the Group is able to terminate upon relatively short notice.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

18.	Supplementary cash flow information

(a)	Change in non-cash working capital:

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Change in:
Trade and other receivables	$(20,414)	$(13,372)	$36,187	$(22,846)
Inventories	6,333	(13,135)	6,004	32,567
Prepaid expenses and other current assets	43	2,384	(854)	4,417
Trade and other payables	34,942	9,392	7,501	(8,886)
Provisions and other liabilities	2,172	2,670	(28,137)	—

	$23,076	$(12,061)	$20,701	$5,252

(b)	Non-cash transactions:

During the nine months ended September 30, 2011, the Group entered into the following non-cash investing and financing activities which are not reflected in the statement of cash flows:

•

Remeasurements of the Group’s provision for decommissioning liability led to increases in related assets of $20,117 (three months ended September 30, 2011 - $19,943). For the nine months ended September 30, 2010, such increases in property, plant and equipment were $12,093 (three months ended September 30, 2010 - $4,653);

•	Depreciation of $315 (three months ended September 30, 2011 - $35) was capitalized for fixed assets in construction; and

•

As at September 30, 2011, additions to property, plant and equipment of $19,400 were purchased using trade credit which was not yet paid. These additions will be reflected in the statement of cash flows in the period payment is made.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

19.	Segmented information

The Group is an integrated metals producer. When making decisions on expansions, opening or closing mines, as well as day to day operations, management evaluates the profitability of the overall operation of the Group. The Group’s main mining operations are located in Manitoba and Saskatchewan and are included in the HBMS segment. The HBMS revenue segment generates the majority of revenues as it sells copper, zinc, gold, silver and other metals. The Peru segment consists of the Group’s Constancia project in Peru, which HudBay acquired on March 1, 2011. The “Other Segment” includes operating segments that are not individually significant, as they do not meet the quantitative thresholds, and include the Balmat segment which consists of a zinc mine and concentrator, the Michigan segment which includes the Back Forty property and other exploration properties. The Balmat mine suspended operations on August 22, 2008. The group previously disclosed HMI Nickel as a segment; however, upon selling the Fenix project in September 2011 (note 8), HudBay reclassified these activities to loss from discontinued operations. Corporate activities are not considered a segment and are included as a reconciliation to total consolidated results. Accounting policies for each reported segment are the same. Segment profit or loss represents the profit earned by each segment without allocation of corporate costs. This is the measure reported to the chief operating decision-maker for the purposes of resource allocation and the assessment of segment performance. Total assets and liabilities do not reflect intercompany balances, which have been eliminated on consolidation.

Three months ended September 30, 2011

	HBMS	Peru	Other	Corporate activities and unallocated costs	Total
Revenue from external customers	$212,335	$—	$—	$—	$212,335
Cost of sales not including depreciation and amortization and impairment loss	120,790	—	—	—	120,790
Cost of sales - depreciation and amortization	27,166	—	—	—	27,166
Cost of sales - impairment loss	5,878	—	—	—	5,878

Gross profit	58,501	—	—	—	58,501
Selling and administrative expenses	601	—	—	6,996	7,597
Exploration and evaluation	7,940	2,270	1,208	2,636	14,054
Other operating income	(226)	—	—	(237)	(463)
Other operating expense	677	(285)	3,098	—	3,490

Results from operating activities	$49,509	$(1,985)	$(4,306)	$(9,395)	$33,823

Finance income					(1,866)
Finance expenses					1,836
Other finance gains					(3,620)

Profit before tax					37,473
Tax expense					53,525
Profit from continuing operations					(16,052)
Loss from discontinued operations					(25,031)

Loss for the period					$(41,083)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

Three months ended September 30, 2010

	HBMS	Other	Corporate activities and unallocated costs	Total
Revenue from external customers	$167,778	$—	$—	$167,778
Cost of sales not including depreciation and amortization and impairment loss	88,156	—	—	88,156
Cost of sales - depreciation and amortization	27,111	—	—	27,111

Gross profit	52,511	—	—	52,511
Selling and administrative expenses	763	—	8,308	9,071
Exploration and evaluation	16,620	1,631	50	18,301
Other operating income	(403)	—	—	(403)
Other operating expense	1,945	1,739	7	3,691

Results from operating activities	$33,586	$(3,370)	$(8,365)	$21,851

Finance income				(1,994)
Finance expenses				986
Other finance losses				443

Profit before tax				22,416
Tax expense				15,040
Loss from continuing operations				7,376
Loss from discontinued operations				(9,119)
Loss for the period				$(1,743)

Nine months ended September 30, 2011

	HBMS	Peru	Other	Corporate activities and unallocated costs	Total
Revenue from external customers	$636,503	$—	$—	$—	$636,503
Cost of sales not including depreciation and amortization and impairment loss	341,725	—	—	—	341,725
Cost of sales - depreciation and amortization	78,624	—	—	—	78,624
Cost of sales - impairment loss	5,878	—	—	—	5,878

Gross profit	210,276	—	—	—	210,276
Selling and administrative expenses	1,882	—	—	27,894	29,776
Exploration and evaluation	20,698	4,168	9,089	2,625	36,580
Other operating income	(2,777)	—	—	(237)	(3,014)
Other operating expense	2,435	815	5,083	—	8,333

Results from operating activities	$188,038	$(4,983)	$(14,172)	$(30,282)	$138,601

Finance income					(5,990)
Finance expenses					5,302
Other finance losses					77

Profit before tax					139,212
Tax expense					98,302
Profit from continuing operations					40,910
Loss from discontinued operations					(238,784)
Loss for the period					$(197,874)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

Nine months ended September 30, 2011

	HBMS	Peru	Other	Corporate activities	Total
Total assets	$955,860	$709,811	$23,235	$713,860	$2,402,766
Total liabilities	(409,361)	187,892	130,688	697,465	606,684
Property, plant and equipment	533,954	588,036	20,300	6,079	1,148,369
Additions to property, plant and equipment[1]:
- continuing operations	130,916	18,768	3,607	4,815	158,106
- discontinued operations	—	—	7,163	—	7,163
Additions to other non-current assets (intangibles)	4,781	—	—	—	4,781

[1]	Additions to property, plant and equipment represent cash additions only. For non-cash additions, see note 18b.

Nine months ended September 30, 2010

	HBMS	Other	Corporate activities and unallocated costs	Total
Revenue from external customers	$596,425	$—	$—	$596,425
Cost of sales not including depreciation and amortization	341,921	—	—	341,921
Cost of sales - depreciation and amortization	94,052	—	—	94,052

Gross profit	160,452	—	—	160,452
Selling and administrative expenses	2,078	—	16,327	18,405
Exploration and evaluation	43,067	7,589	86	50,742
Other operating income	(422)	—	—	(422)
Other operating expense	2,767	8,962	(3)	11,726

Results from operating activities	$112,962	$(16,551)	$(16,410)	$80,001

Finance income				(3,887)
Finance expenses				3,099
Other finance gains				(1,286)

Profit before tax				82,075
Tax expense				55,354
Profit from continuing operations				26,721
Loss from discontinued operations				(13,572)

Profit for the period				$13,149

Total assets[1]	$832,467	$393,491	$783,391	$2,009,349
Total liabilities[1]	347,598	29,384	7,280	384,262
Property, plant and equipment[1]	417,112	383,186	2,711	803,009
Additions to property, plant and equipment[2]:
- continuing operations	76,068	3,290	23	79,381
- discontinued operations	—	1,828	—	1,828
Additions to other non-current assets (intangibles)	2,562	—	—	2,562

[1]	Other includes amounts related to discontinued operations.
[2]	Additions to property, plant and equipment represent cash additions only. For non-cash additions, see note 18b.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

20.	Transition to IFRS

As stated in note 2a, the Group will present its first consolidated annual financial statements prepared in accordance with IFRS for the year ending December 31, 2011, which will include comparative figures for the year ended December 31, 2010.

The accounting policies disclosed in note 3 to the condensed consolidated interim financial statements for the three months ended March 31, 2011, have been applied in preparing the condensed consolidated interim financial statements for the three and nine months ended September 30, 2011, the comparative information presented in these interim financial statements for the three and nine months ended September 30, 2010 and the year ended December 31, 2010 and in the preparation of an opening IFRS balance sheet as at January 1, 2010 (the Group’s transition date).

In preparing its opening IFRS balance sheet, the Group has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP. An explanation of the effect of transition from Canadian GAAP to IFRS on the Group’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Exemptions applied:

IFRS 1, First-time Adoption of International Financial Reporting Standards, allows first-time adopters certain optional exemptions from full retrospective application of IFRSs. The Group applied the following exemptions as at January 1, 2010, its date of transition to IFRS:

•

Business combination exemption – The Group has elected not to apply IFRS 3, Business Combinations, retrospectively to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before January 1, 2010. This exemption also applies to purchases accounted for as asset acquisitions under Canadian GAAP that would qualify as business combinations under IFRS 3 (2008), which contains a broader definition of a business. The Group has determined that its 2008 acquisition of HMI Nickel would qualify as a business combination under IFRS 3 (2008). Accordingly, the Group has carried forward its Canadian GAAP accounting treatment for such acquisitions. In addition, and as a condition under IFRS 1 in applying this exemption, goodwill relating to business combinations that occurred prior to January 1, 2010 requires testing for impairment at the date of transition. However, no goodwill was recognized in the Canadian GAAP accounting treatment for such acquisitions.

•

Employee benefits exemptions – The Group has elected to recognize all cumulative (and previously unrecognized) actuarial gains and losses in retained earnings for defined benefit plans as at January 1, 2010. The Group has also elected not to provide additional disclosures regarding employee benefit plans, including certain information in respect of defined benefit plans for the previous four annual periods, to the extent that such disclosures relate to a period prior to the Group’s date of transition to IFRS.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

•

Exemption for decommissioning, restoration and similar liabilities included in the cost of property, plant and equipment – The Group has elected not to apply IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, retrospectively to determine the amount of decommissioning, restoration and similar liabilities to be included in the carrying value of property, plant and equipment as at January 1, 2010. Instead, the Group has determined such carrying values by determining the amount of the liability as at January 1, 2010 in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, estimating the amount that would have been included in the cost of the related asset when the liability first arose and calculating the accumulated depreciation on that amount as at January 1, 2010 based on the Group’s current estimate of the useful life of the asset and the depreciation policy applied in accordance with IFRS.

•

Deemed cost exemption – The Group has elected to use fair value as at September 30, 2008 as deemed cost for its Balmat property, plant and equipment as at this date. On September 30, 2008, the Group revalued these Balmat assets to their fair value of nil as a result of recognizing impairment losses, as previously reported in the Group’s Canadian GAAP December 31, 2008 audited annual consolidated financial statements.

•

Cumulative translation differences exemption – The Group has elected to deem cumulative translation differences for all foreign operations to be zero at January 1, 2010, and reclassify any such amounts determined in accordance with Canadian GAAP at that date to retained earnings.

•

Borrowing costs exemption – The Group has elected to apply IAS 23, Borrowing Costs, prospectively to borrowing costs related to qualifying assets for which the commencement date for capitalization was on or after August 1, 2008. Accordingly, the Group has carried forward its Canadian GAAP accounting treatment for borrowing costs related to qualifying assets for which the commencement date for capitalization was prior to August 1, 2008.

•

Share-based payment exemption – The Group has elected not to apply IFRS 2, Share-based Payment, retrospectively to equity instruments in share-based payment transactions that were granted on or before November 7, 2002, equity instruments granted after November 7, 2002 that vested before January 1, 2010, and liabilities for cash-settled share-based payment transactions that were settled before January 1, 2010.

•	Lease exemption – The Group has elected to determine whether arrangements existing at January 1, 2010 contain a lease on the basis of facts and circumstances existing at that date.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

Mandatory exceptions:

IFRS 1 requires certain mandatory exceptions to retrospective application of IFRSs. The following mandatory exceptions were applicable to the Group’s transition to IFRS:

•

Estimates – Hindsight is not used to create or revise estimates. The Group has not revised estimates previously made under Canadian GAAP, except for adjustments required to reflect any difference in accounting policies or calculations. In particular, estimates at the date of transition to IFRSs of market prices, interest rates and foreign exchange rates reflect market conditions at that date.

•

Hedge accounting – Hedging relationships cannot be retrospectively designated or retrospectively de-designated. The Group designated new hedging relationships in 2009 using documentation that satisfied both Canadian GAAP and IFRS requirements. In addition, in 2010, the Group continued to reclassify gains and losses from its hedging reserve to the income statement for a hedging relationship that was designated in 2007 under Canadian GAAP and discontinued in 2008 upon settlement of the hedging derivatives. This treatment was consistent with IFRS requirements. The Group did not record any retrospective adjustments to hedge accounting upon transition to IFRS.

Reconciliation of equity as at January 1, 2010, September 30, 2010 and December 31, 2010

	Notes	Jan. 1, 2010 (transition date)	Sep. 30, 2010	Dec. 31, 2010
Total equity under Canadian GAAP		$1,698,484	$1,711,808	$1,748,981

Adjustments to equity, net of tax
Exploration and evaluation	a	(21,339)	(41,777)	(54,005)
Decommissioning and restoration liabilities and assets	b	(14,930)	(23,717)	(24,164)
Property, plant and equipment	c	(5,058)	(10,413)	(10,796)
Functional currency	d	(4,561)	(12,550)	(25,033)
Employee benefits	e	(3,641)	(2,921)	(2,682)
Provisions	f	(1,034)	(779)	(698)
“Own-use” derivatives	g	307	943	1,896
Non-controlling interest	h	1,356	55	49
Effect of re-measuring taxes	i	—	571	271

Net adjustment to equity		(48,900)	(90,588)	(115,162)

Total equity under IFRSs		$1,649,584	$1,621,220	$1,633,819

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

Reconciliation of statement of comprehensive income for the three and nine months ended September 30, 2010

		Three months ended Sep. 30, 2010		Nine months ended Sep. 30, 2010
	Notes	Before tax	Net of tax	Before tax	Net of tax
Total comprehensive income under Canadian GAAP			$30,804		$71,704

Adjustments to profit:
Exploration and evaluation	a	(12,717)	(7,716)	(33,417)	(20,438)
Decommissioning and restoration liabilities and assets	b	(1,887)	(3,163)	(5,351)	(8,783)
Property, plant and equipment	c	(880)	(549)	(8,738)	(5,355)
Functional currency	d	(5,838)	(5,838)	(3,499)	(3,499)
Employee benefits	e	345	252	999	720
Provisions	f	3	3	371	255
“Own-use” derivatives	g	4,411	3,165	887	636
Effect of re-measuring taxes	i	—	386	—	1,145
Share-based payment	j	44	44	91	91
Other		3	3	(3)	(4)

Total adjustment to profit		(16,516)	(13,413)	(48,660)	(35,232)

Adjustment to other comprehensive income (loss):
Functional currency	d	(7,016)	(7,016)	(4,481)	(4,481)
Available for sale investments		—	(386)	—	(387)

Total adjustment to OCI (loss)		(7,016)	(7,402)	(4,481)	(4,868)

Total adjustment to comprehensive income		(23,532)	(20,815)	(53,141)	(40,100)

Total comprehensive income under IFRS			$9,989		$31,604

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

Reconciliation of statement of comprehensive income for the year ended December 31, 2010

		Year ended Dec. 31 2010
	Notes	Before tax	Net of tax
Total comprehensive income under Canadian GAAP			$105,290

Adjustments to profit:
Exploration and evaluation	a	(53,569)	(32,666)
Decommissioning and restoration liabilities and assets	b	(4,499)	(9,236)
Property, plant and equipment	c	(9,336)	(5,738)
Functional currency	d	(5,397)	(5,397)
Employee benefits	e	1,330	959
Provisions	f	473	337
“Own-use” derivatives	g	2,215	1,589
Effect of re-measuring taxes	i	—	1,019
Share-based payment	j	118	118
Other		(6)	(6)

Total adjustment to profit		(68,671)	(49,021)

Adjustment to other comprehensive income (loss):
Functional currency	d	(15,070)	(15,070)
Available-for-sale investments	i		(386)
Other		(2)	(2)

Total adjustment to OCI (loss)		(15,072)	(15,458)

Total adjustment to comprehensive income		(83,743)	(64,479)

Total comprehensive income under IFRS			$40,811

Notes to reconciliations:

Transition to IFRSs has resulted in the following adjustments as a result of applying the Group’s IFRS accounting policies as at January 1, 2010:

(a)	Exploration for and evaluation of mineral resources

The Group has selected an IFRS policy to expense the cost of its exploration and evaluation (“E&E”) activities and to capitalize the cost of acquiring interests in mineral rights, licenses and properties in business combinations, asset acquisitions or option agreements. Application of this policy resulted in a transition adjustment to reverse the Lalor project assets previously capitalized under Canadian GAAP, as the amounts arose from E&E activities rather than acquisitions. Under IFRS, the Group began capitalizing Lalor project expenditures in January 2011, when it reached the end of the E&E phase. At that time, the Group had completed a preliminary feasibility study, some of the resources

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

had been converted to reserves, and management had determined it was probable the property would be developed into a mine.

Under IFRS, the Group capitalizes option payments and records option payments received as a reduction to the cost of the related E&E asset, with any excess over cost recognized as a gain in the income statement. Upon transition to IFRS, the Group recorded adjustments to reduce the cost of E&E assets for option payments previously received and recorded in the income statement under Canadian GAAP. The Group also recorded adjustments to increase the cost of E&E assets for option payments it previously expensed under Canadian GAAP.

Balance sheet	Jan. 1, 2010	Sep. 30, 2010	Dec. 31, 2010
Decrease in exploration and evaluation assets within property, plant and equipment:
- Lalor Project	$(32,779)	$(65,971)	$(86,123)
- Option payments	(882)	(1,107)	(1,107)
Tax effect:
- Income taxes	9,070	18,055	23,474
- Mining taxes	3,252	7,246	9,751

Decrease in retained earnings	$(21,339)	$(41,777)	$(54,005)

Statement of comprehensive income	Three months ended Sep. 30, 2010	Nine months ended Sep. 30, 2010	Year ended Dec. 31, 2010
Increase in exploration and evaluation expense	$(12,717)	$(33,417)	$(53,569)
Tax effect:
- Income taxes	3,420	8,985	14,404
- Mining taxes	1,581	3,994	6,499

Decrease in comprehensive income	$(7,716)	$(20,438)	$(32,666)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

(b)	Decommissioning and restoration

As noted above, the Group applied the IFRS 1 exemption related to decommissioning, restoration and similar liabilities included in the cost of property, plant and equipment.

Under Canadian GAAP, the Group applied a credit-adjusted, risk-free rate to measure its decommissioning and restoration liabilities and did not re-measure the liabilities as a result of changes in the discount rate. Under IFRS, the Group reflects risk in estimated future cash flows and applies a risk-free rate when measuring decommissioning and restoration liabilities and, in subsequent periods, re-measures the liabilities to reflect changes in the discount rate. Differences between historical, credit-adjusted Canadian GAAP discount rates and current, risk-free IFRS discount rates resulted in IFRS transition adjustments to increase decommissioning and restoration liabilities.

The increase in these liabilities also led to IFRS transition adjustments to increase the carrying value of decommissioning and restoration assets. Changes in decommissioning and restoration liabilities related to properties that have no remaining useful life are recorded against other operating expense. The changes to liability and asset balances also affected finance expense related to the unwinding of discounts on liabilities and depreciation expense.

	Jan. 1,	Sep. 30,	Dec. 31,
Balance sheet	2010	2010	2010
Increase in decommissioning, restoration and similar liabilities	$(31,100)	$(46,420)	$(51,814)
Increase in decommissioning and restoration assets within property, plant and equipment	24,275	34,244	40,490
Tax effect:
- Income taxes	(5,880)	(8,231)	(9,119)
- Mining taxes	(2,169)	(3,250)	(3,668)
Increase in non-controlling interest	(56)	(60)	(53)

Decrease in retained earnings	$(14,930)	$(23,717)	$(24,164)

	Three months	Nine months	Year ended
	ended	ended	Dec. 31,
Statement of comprehensive income	Sep. 30, 2010	Sep. 30, 2010	2010
Decrease in finance expense - unwinding of discounts on provisions	$461	$1,202	$1,389
Increase in other operating expense - cost of non-producing properties	(1,289)	(4,429)	(2,562)
Increase in cost of sales - depreciation and amortization	(1,059)	(2,124)	(3,326)
Tax effect:
- Income taxes	(873)	(2,351)	(3,238)
- Mining taxes	(403)	(1,081)	(1,499)

Decrease in comprehensive income	$(3,163)	$(8,783)	$(9,236)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

(c)	Property, plant and equipment

IFRS requires capitalized costs to be directly attributable to bringing assets to a working condition for their intended use and requires depreciation to be calculated separately for individual components of an item of property, plant and equipment that have costs significant in relation to the total cost of the item. Under IFRS, components may be physical or non-physical. Costs of major inspections and overhauls are capitalized as separate components and depreciated over the useful lives of the major inspection or overhaul. Requirements under Canadian GAAP, while similar, are less specific.

Application of IFRS required the Group to account for components at a more detailed level. Identification of additional components with shorter useful lives than that of the item of property, plant and equipment resulted in IFRS transition adjustments to increase accumulated depreciation. For certain equipment, the increase in accumulated depreciation also reflected a change in depreciation method from unit-of-production to straight-line because the expected pattern of future economic benefits was different at the lower level of componentization.

The Group recorded IFRS transition adjustments to increase the carrying value of property, plant and equipment for major inspection and overhauls of mobile equipment that required capitalization as separate components under IFRS but were expensed under Canadian GAAP.

In addition, IFRS requires depreciation of equipment used in construction projects to be capitalized. Canadian GAAP requirements, while similar, are less specific. The Group has recorded IFRS adjustments to reflect the capitalization of depreciation of equipment used in capital mine development. This resulted in increases to the capital cost of mining properties.

The Group recorded IFRS transition adjustments to decrease the carrying value of property, plant and equipment for owners’ costs that were capitalized to a development project under Canadian GAAP but under IFRS are not considered directly attributable to bringing the assets to a working condition for their intended use.

These changes resulted in adjustments to the Group’s depreciation expense throughout its 2010 transition year.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

	Jan. 1,	Sep. 30,	Dec. 31,
Balance sheet	2010	2010	2010
Decrease in property, plant and equipment	$(7,994)	$(16,732)	$(17,330)
Tax effect:
- Income taxes	2,149	4,499	4,656
- Mining taxes	787	1,820	1,878

Decrease in retained earnings	$(5,058)	$(10,413)	$(10,796)

	Three months ended	Nine months ended	Year ended Dec. 31,
Statement of comprehensive income	Sep. 30, 2010	Sep. 30, 2010	2010
Increase in cost of sales - depreciation and amortization and other cost of sales	$(880)	$(8,738)	$(9,336)
Tax effect:
- Income taxes	236	2,350	2,507
- Mining taxes	95	1,033	1,091

Decrease in comprehensive income	$(549)	$(5,355)	$(5,738)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

(d)	Functional currency

IFRS requirements for determining the functional currency of an entity are more specific than those in Canadian GAAP. Under Canadian GAAP, the measurement currency of all Group entities was the Canadian dollar. Under IFRS, the Group determined the functional currency of its Guatemalan operations is the US dollar. To simplify the calculation of the transition adjustments, the Group elected the IFRS 1 exemption to deem cumulative translation differences to be zero as at January 1, 2010; accordingly, the Group recorded the differences identified against retained earnings, rather than determining the portion that would otherwise have been recognized as cumulative translation differences in the foreign currency reserve. The Group gained control of the Back Forty project in Michigan during the third quarter of 2010 and identified a similar difference in functional currency between Canadian GAAP and IFRS.

	Jan. 1,	Sep. 30,	Dec. 31,
Balance sheet	2010	2010	2010
Decrease in capital works in progress within property, plant and equipment	$(4,566)	$(12,315)	$(24,302)
Decrease in E&E assets within within property, plant and equipment	(18)	(450)	(979)
Decrease in decommissioning and restoration liabilities	24	218	240
(Increase) decrease in other liabilities	(1)	(3)	8

Decrease in equity	$(4,561)	$(12,550)	$(25,033)

	Three months ended	Nine months ended	Year ended Dec. 31,
Statement of comprehensive income	Sep. 30, 2010	Sep. 30, 2010	2010
Change in other finance losses - foreign exchange	$(5,838)	$(3,499)	$(5,397)
Decrease in other comprehensive income - net loss on translation of foreign operations	(7,016)	(4,481)	(15,070)

Decrease in comprehensive income	$(12,854)	$(7,980)	$(20,467)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

(e)	Employee benefits

Under IFRS, past service costs are recognized over the vesting period, whereas Canadian GAAP allows recognition of past service costs over the expected average remaining service period. As a result, the Group recorded a transition adjustment to charge unamortized, vested past service costs to retained earnings. Also, as noted above, the Group elected the IFRS 1 exemption to reset unamortized actuarial gains and losses to zero as at January 1, 2010 with an adjustment against retained earnings.

IFRSs currently in effect provide a policy choice for ongoing recognition of actuarial gains and losses. Entities may opt to recognize actuarial gains and losses in profit or loss, applying either the corridor method or an approach that results in faster recognition; alternately, entities may recognize actuarial gains and losses immediately in other comprehensive income. The Group chose to continue to apply the corridor method to recognize actuarial gains and losses in profit or loss under IFRS.

The transition adjustments described above, together with the Group’s policy choice for recognition of actuarial gains and losses under the corridor method, caused ongoing IFRS adjustments during the Group’s 2010 transition year.

	Jan. 1,	Sep. 30,	Dec. 31,
Balance sheet	2010	2010	2010
Charge unamortized, vested past service costs to retained earnings: increase in pension obligations	$(3,923)	$(2,942)	$(2,617)
Charge unamortized actuarial gains and losses to retained earnings:
- Decrease in pension obligations	4,376	4,394	4,400
- Increase in other employee benefits	(3,988)	(3,988)	(3,988)
Tax effect - income taxes	(106)	(385)	(477)

Decrease in retained earnings	$(3,641)	$(2,921)	$(2,682)

	Three months ended	Nine months ended	Year ended Dec. 31,
Statement of comprehensive income	Sep. 30, 2010	Sep. 30, 2010	2010
Decrease in cost of sales - other cost of sales	$345	$999	$1,330
Tax effect - income taxes	(93)	(279)	(371)

Increase in comprehensive income	$252	$720	$959

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

(f)	Provisions

IFRS requires recognition of provisions that are constructive obligations, which arise when an entity’s past practice or sufficiently detailed public statements have created a valid expectation in other parties that it will carry out an action. The Group recorded transition adjustments for donation commitments previously made that require recognition under IFRS as constructive obligations but under Canadian GAAP were recorded as payments were made.

	Jan. 1,	Sep. 30,	Dec. 31,
Balance sheet	2010	2010	2010
Increase in other provisions
- Current (presented in other liabilities)	$(546)	$(575)	$(524)
- Non-current	(810)	(410)	(359)
Tax effect - income taxes	317	201	181
Decrease in non-controlling interest	5	5	4

Decrease in retained earnings	$(1,034)	$(779)	$(698)

	Three months ended	Nine months ended	Year ended Dec. 31,
Statement of comprehensive income	Sep. 30, 2010	Sep. 30, 2010	2010
Decrease in cost of sales - other cost of sales	$3	$171	$237
Decrease in selling and administrative expenses	—	200	200
Decrease in other operating expenses	—	—	36
Tax effect - income taxes	—	(116)	(136)

Increase in comprehensive income	$3	$255	$337

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

(g)	“Own-use” derivatives

Under IFRS, contracts to buy or sell non-financial items that meet the definition of a derivative but were entered into and are held in accordance with the Group’s expected purchase, sale or usage requirements are exempt from being treated as derivatives. This exemption is applied automatically under IFRS. Under Canadian GAAP, this exemption from derivative treatment is elective, not mandatory, and must be documented before it can be applied.

The Group recorded an IFRS transition adjustment to de-recognize derivative assets and liabilities recorded under Canadian GAAP for fixed-price zinc sales contracts that are accounted for using the “own-use” exemption under IFRS. Under Canadian GAAP, the Group had chosen not to apply the elective exemption to these contracts.

	Jan. 1,	Sep. 30,	Dec. 31,
Balance sheet	2010	2010	2010
Decrease in derivative assets	$(151)	$(111)	$(17)
Decrease in derivative liabilities	596	1,443	2,677
Tax effect - income taxes	(138)	(389)	(764)

Increase in retained earnings	$307	$943	$1,896

	Three months ended	Nine months ended	Year ended Dec. 31,
Statement of comprehensive income	Sep. 30, 2010	Sep. 30, 2010	2010
Increase in revenue - zinc	$4,411	$887	$2,215
Tax effect - income taxes	(1,246)	(251)	(626)

Increase in comprehensive income	$3,165	$636	$1,589

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

(h)	Non-controlling interest

IFRS requires presentation of non-controlling interests within equity on the balance sheet, separate from the equity of the owners of the parent entity. The Group has recorded a transition adjustment to reclassify non-controlling interests to equity from other long-term liabilities. The Group reflected the same reclassification as at January 1, 2010 in its Canadian GAAP financial statements upon early adoption of a new Canadian GAAP standard for non-controlling interests. This transition adjustment had no impact on retained earnings.

In addition, the Group recorded changes to non-controlling interests as a result of other transition adjustments.

Balance sheet	Jan. 1, 2010	Sep. 30, 2010	Dec. 31, 2010
Decrease in other long-term liabilities	$1,305	$—	$—
Effect on non-controlling interest as a result of other transition adjustments	51	55	49

Increase in equity (non-controlling interest)	1,356	55	49
Effect on non-controlling interest arising from a change in functional currency	—	(164)	(326)

Total increase (decrease) in non-controlling interest	$1,356	$(109)	$(277)

(i)	Equity reclassifications and adjustments for tax purposes

Under IFRS, current and deferred taxes are normally recognized in the income statement except to the extent that tax arises from an item that has been recognized outside the income statement. Accordingly, the effect of re-measuring taxes that were initially recognized outside the income statement is recorded in equity or other comprehensive income as applicable. The practice of tracking the re-measurement of taxes back to the item that originally triggered the recognition is commonly referred to as “backwards tracing”. Canadian GAAP prohibits backwards tracing, except on business combinations and financial reorganizations; accordingly, the effect of re-measuring taxes is generally recognized in the income statement, even if the taxes were initially recognized outside the income statement.

Under Canadian GAAP, the Group recognized the effect of re-measuring taxes related to available-for-sale investments, cash flow hedges and certain share issue costs in the income statement. Upon transition to IFRS, HudBay recorded an adjustment to reclassify the effect of re-measuring taxes related to these items within equity, from retained earnings to reserves within share capital. These backwards tracing adjustments had no impact on total equity. Backwards tracing adjustments during the 2010 fiscal year also affected income tax expense.

In the past under Canadian GAAP, the Group recognized the effect of the renunciation of tax deductions to holders of flow-through shares as a cost of issuing equity while under IFRS the renunciation of tax deductions is treated as a future tax expense. Upon transition to IFRS, HudBay recorded an adjustment to reclassify the effect of the renunciation of tax deductions related to flow-through shares within equity, from reserves within share capital to retained earnings.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

In addition, during the three months ended June 30, 2010, the Group adjusted its estimate of deferred mining taxes related to IFRS adjustments as a result of changes in assumptions related to the tax rate that will be applicable when temporary differences reverse. The province of Manitoba imposes a mining tax rate based on the level of mining profit of mineral products mined in the province. Consequently, changes in assumptions regarding future mining profit can significantly affect the applicable tax rate.

Balance sheet	Jan. 1, 2010	Sep. 30, 2010	Dec. 31, 2010
Backwards tracing - share issue costs
- Increase to share capital	$(5,931)	$(5,931)	$(5,931)
Flow through shares
- Increase to share capital	(6,369)	(6,369)	(6,369)
Backwards tracing - other comprehensive income
- Increase to available-for-sale reserve	(491)	(491)	(491)
- Decrease to hedging reserve	140	140	140
Effect of change in estimates
- Income taxes - increase to deferred tax liability	—	—	(300)
- Mining taxes - increase to deferred tax asset	—	571	571

Decrease in retained earnings	$(12,651)	$(12,080)	$(12,380)

Statement of comprehensive income	Three months ended Sep. 30, 2010	Nine months ended Sep. 30, 2010	Year ended Dec. 31, 2010
Transfer from available-for-sale reserve to income statement:
Decrease in income tax expense	$386	$386	$386
Decrease in OCI	(386)	(386)	(386)
Decrease in income tax expense	—	188	62
Decrease in mining tax expense	—	571	571

Increase in comprehensive income	$—	$759	$633

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

(j)	Share-based payment

IFRS requires measurement of equity-settled instruments based on the number of equity instruments that are expected to vest, unless forfeitures are due to market-based conditions. Under Canadian GAAP, HudBay accrues compensation cost as if all equity instruments granted were expected to vest and recognizes the effect of actual forfeitures as they occur.

Upon transition to IFRS, the Group calculated an adjustment to reflect the effect of estimating forfeitures for unvested stock options outstanding as at January 1, 2010 and reclassified amounts within equity, from other capital reserve to retained earnings. The Group determined its estimate of forfeitures using historical information available at the transition date.

This transition adjustment had no impact on total equity.

Balance sheet	Jan. 1, 2010	Sep. 30, 2010	Dec. 31, 2010
Decrease in other capital reserve	$232	$323	$350

Increase in retained earnings	$232	$323	$350

Statement of comprehensive income	Three months ended Sep. 30, 2010	Nine months ended Sep. 30, 2010	Year ended Dec. 31, 2010
Decrease in selling and administrative expenses - share-based payment	$44	$91	$118

Increase in comprehensive income	$44	$91	$118

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

Effect of transition to IFRS on statement of cash flows for the three months ended September 30, 2010:

	Canadian GAAP	IFRS changes	IFRS
Net cash flows from operating activities	$31,933	$(13,045)	$18,888
Net cash flows from investing activities	(76,047)	13,045	(63,002)
Net cash flows from financing activities	(13,514)	—	(13,514)
Effect of movement in exchange rates on cash and cash equivalents	(2,411)	—	(2,411)

Net increase (decrease) in cash and cash equivalents	(60,039)	—	(60,039)
Cash and cash equivalents, beginning of period	911,778	—	911,778

Cash and cash equivalents, end of period	$851,739	$—	$851,739

Effect of transition to IFRS on statement of cash flows for the nine months ended ended September 30, 2010:

	Canadian GAAP	IFRS changes	IFRS
Net cash flows from operating activities	$190,726	$(36,099)	$154,627
Net cash flows from investing activities	(151,172)	36,099	(115,073)
Net cash flows from financing activities	(72,859)	—	(72,859)
Effect of movement in exchange rates on cash and cash equivalents	(1,770)	—	(1,770)

Net increase (decrease) in cash and cash equivalents	(35,075)	—	(35,075)
Cash and cash equivalents, beginning of period	886,814	—	886,814

Cash and cash equivalents, end of period	$851,739	$—	$851,739

Effect of transition to IFRS on statement of cash flows for the year ended December 31, 2010:

	Canadian GAAP	IFRS changes	IFRS
Net cash flows from operating activities	$255,590	$(64,280)	$191,310
Net cash flows from investing activities	(162,275)	64,280	(97,995)
Net cash flows from financing activities	(75,610)	—	(75,610)
Effect of movement in exchange rates on cash and cash equivalents	(2,826)	—	(2,826)

Net increase (decrease) in cash and cash equivalents	14,879	—	14,879
Cash and cash equivalents, beginning of period	886,814	—	886,814

Cash and cash equivalents, end of period	$901,693	$—	$901,693

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and nine months ended September 30, 2011

Significant reclassifications in the Group’s statement of cash flows for the nine months ended September 30, 2010 include:

•

Expenditures of $33,192 (three months ended September 30, 2010 - $12,717; year ended December 31, 2010 - $53,344) on the Group’s Lalor project have been classified in operating activities, consistent with the adjustment to reverse the Lalor project assets previously capitalized under Canadian GAAP.

•

Expenditures of $810 (three months ended September 30, 2010 - $0; year ended December 31, 2010 - $810) on major overhauls and inspections have been classified as investing activities. These costs are capitalized under IFRS but were previously expensed under Canadian GAAP.

•

Option payments received of $225 (three months ended September 30, 2010 - $0; year ended December 31, 2010 - $225) have been classified in investing activities. These amounts were recognized in the income statement under Canadian GAAP.

•

Interest income received of $3,437 (three months ended September 30, 2010 - $1,673; year ended December 31, 2010 - $5,664) has been reclassified from operating activities to investing activities, consistent with the Group’s IFRS policy choice.